Exhibit 4.38

AMENDMENT No. 2

TO THE COMMERCIAL PARTNERSHIP AGREEMENT

BETWEEN THE UNDERSIGNED:

CDISCOUNT, Société Anonyme with capital of 5,631,441.34 euros, with head office situated at 120-126 Quai de Bacalan - 33000 Bordeaux, registered with the trade and companies register in BORDEAUX under number 424 059 822, represented by Mr. Emmanuel GRENIER, acting as Chief Executive Officer, duly authorized for the purposes hereof,

Hereafter referred to as "CD"

On one side,

AND:

DISTRIBUTION CASINO FRANCE, Société par Actions Simplifiée with capital of 106,758,801.00 euros, with head office at 1 Esplanade de France, 42000 Saint-Etienne, registered in the commercial and companies register of Saint-Etienne under number 428 268 023, represented by Mr. Gérard WALTER, acting as Chief Executive Officer, duly authorized for the purposes hereof,

Hereafter referred to as "DCF"

On the other side,

In the context of this Amendment No. 2, CD and DCF may also be referred to individually as the "Party" and collectively the "Parties".

IT BEING PREVIOUSLY STATED THAT:

On 19 May 2014, the Parties signed a "Commercial Partnership Agreement" with effect from June 1st, 2014, under which DCF supplies CD with national brand products or as a distributor.

The said "Commercial Partnership Agreement" was amended by the Parties by Amendment No 1 with effect from January 1st, 2015.

The "Commercial Partnership Agreement" and Amendment No. 1 shall be referred to jointly hereafter as the "Initial Agreement"

Since the Parties have desired to amend Article 2 of the Initial Agreement, they have, pursuant to the provisions of Article 9 of the Initial Agreement, come together in order to sign this Amendment No. 2.

THIS HAVING BEEN RECALLED, IT HAS BEEN AGREED AS FOLLOWS:

Article 1

The Parties have agreed to delete Article 2 "Conditions of supply" of the Initial Agreement and to replace it by this Article 2:

'2. Conditions of Supply

2.1. Conditions

CD is free to source supplies from DCF or not. In this regard, CD offers no guarantee to purchase any particular volume nor any guarantee to maintain any particular purchasing volume from DCF throughout this agreement.

CD is free to set its commercial and pricing policy in compliance with the law in force.

DCF, when acting as a direct importer and only for products for which defines the respective specifications, shall be responsible for the traceability of products ordered by CD and placing them on the domestic market in accordance with current regulations, it being specified that:

- The products or goods are provided by the Casino Group as part of the overall "all import risks " insurance policy, whenever the chosen Incoterm provides the importer with insurance;

- Orders shall be considered as firm and definitive, in accordance with a particular criterion to be mutually approved;

- The prices of products supplied by DCF to CD, known as the ITP or the "Internal Transfer Price" shall be calculated according to the share that represents the purchase volumes pertaining to CD in the aggregate purchase volume of non-food products carried out by DCF (including any company directly or indirectly affiliated with DCF) and CD.

Therefore:

- In the event that the share represented by CD in the total purchasing volume of non-food products carried out by DCF (including any company directly or indirectly affiliated with DCF) and CD is strictly greater than 35%, then the PCI shall equal the Effective Purchase Price of the products;

- In the event that the share represented by CD in the total purchasing volume of non-food products carried out by DCF (including any company directly or indirectly affiliated with DCF) and CD is between 20% and 35%, then the PCI shall equal the Effective Purchase Price of the products + 0.7%;

- In the event that the share represented by CD in the total purchasing volume of non-food products carried out by DCF (including any company directly or indirectly affiliated with DCF) and CD is less than 20%, then the PCI shall equal the Effective Purchase Price of the products +1.5%;

As part of this Amendment, the "Effective Purchase Price" is the net price, excluding tax shown on the invoice, plus any transport costs charged by the supplier to DCF and reduced by the amount of all the financial advantages granted by the supplier to DCF and included in the annual framework agreement on the date of signature.

It is expressly stated that with regard to all financial advantages granted by the supplier to DCF, DCF shall apply the price reduction rate applied by DCF on the billing date to CD by DCF.

Moreover, the Effective Purchase Price shall be increased, if necessary, by transport costs in connection with the provision of delivery provided by DCF - or by any third party to which it may resort -. These transport costs shall be charged to CD by DCF at the "market price" in the light of market conditions observed over the same reference period for the same types of services provided by external providers; accordingly, transport costs shall be charged to CD based on the forecast prepared by DCF under the order placed by CD and an adjustment shall be made at the end of every quarter as soon as the price of transport actually becomes known;

DCF shall issue invoices – all taxes included – for each batch of goods delivered, whereby the said invoices shall be honoured by CD within forty-five (45) days of the end of the month, counting from the date of issue of the invoice.

Article 2

This Amendment shall take effect on January 1st, 2016.

All provisions of the Initial Agreement that are not modified by this Amendment shall remain in full force and effect.

Done at Bordeaux on __28.06.2016___

For CDISCOUNT	For DISTRIBUTION CASINO FRANCE
Mr. Emmanuel GRENIER	Mr. Gérard WALTER
Chief Executive Officer	Chief Executive Officer
Signature :	Signature :